UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 13, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

APPOINTMENT OF AN ADDITIONAL DIRECTOR ON THE SIBANYE GOLD BOARD

Westonaria, 13 May 2015: In terms of Section 3.59 of the Listings Requirements of JSE Limited ("JSE"), the Board is pleased to announce the appointment of Mr Jiyu Yuan as a Non-Independent Non-Executive Director to the Sibanye Gold Board with effect from 12 May 2015. The appointment of Mr Yuan is pursuant to a written agreement entered into in August 2013 between Sibanye Gold and Gold One International Limited ("Gold One") for the acquisition by Sibanye Gold of Gold One's West Rand Operations ("the Cooke Operations").

Mr Yuan (53) is a Mining Engineer with 33 years of experience in China and Peru. Mr Yuan is currently a Director of Gold One and General Manager of Shouxin Peru Mine Company Limited. Previously, Mr Yuan served as a General Manager at Xinjiang Mine Development Limited of Baiyin Nonferrous Group Company Limited ("Baiyin"), General Manager, at Changba Lead and Zinc Mine of Baiyin, Director in the Mine Department of Baiyin and Senior Engineer at Northwest Research Institute of Mining and Metallurgy.

The Board welcomes Mr Yuan to Sibanye Gold and looks forward to his valuable contribution to the on-going development of Sibanye Gold.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 13, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer